STRATEGIC ALLIANCE AND SHARE EXCHANGE AGREEMENT

AMONG

CANABO MEDICAL CORPORATION

– AND –

CANABO MEDICAL INC.

– AND –

PEAK PULMONARY CONSULTING INC.

– AND –

CIELOMED INC.

March 28, 2017

TABLE OF CONTENTS

SCHEDULES

STRATEGIC ALLIANCE AND SHARE EXCHANGE AGREEMENT

THIS AGREEMENT is dated for reference the 28th day of March, 2017.

AMONG:

CANABO MEDICAL CORPORATION, a corporation existing under the federal laws of Canada

("**Canabo**")

AND:

CANABO MEDICAL INC., a corporation existing under the laws of British Columbia

("**CMI**")

AND:

PEAK PULMONARY CONSULTING INC., a corporation existing under the laws of Alberta

("**P&P**")

AND:

CIELOMED INC., a corporation existing under the laws of Alberta

("**CLM**")

WHEREAS P&P is the registered and beneficial owner of all of the issued and outstanding shares in the capital of CLM as listed on Schedule "A" attached hereto (the "**CLM Shares**").

AND WHEREAS CMI is the parent corporation of Canabo.

AND WHEREAS Canabo, CMI and P&P have entered into a non-binding LOI, and CMI wishes to purchase from P&P all of the issued and outstanding CLM Shares in exchange for up to a maximum of 1,869,377 common shares in the capital of CMI, in accordance with the terms and conditions of this Agreement (the "**Share Exchange**").

AND WHEREAS the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Share Exchange.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Defined Terms

In this Agreement and in the Schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms and expressions will have the following meanings:

(a) "**Affiliate**" has the meaning defined in the CBCA;

(b) "**Applicable Laws**" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decision, rulings or awards, including general principles of common and civil law, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, that, in a context that refers to one or more Persons apply to the Person or Persons, or its or their business, undertaking, property or shares, and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or shares;

(c) "**arm's length**" has the meaning ascribed to such term in the *Income Tax Act* (Canada);

(d) "**Business Day**" means any day other than a day which is a Saturday, a Sunday or a statutory holiday in Red Deer, Alberta or Halifax, Nova Scotia;

(e) "**Canabo**" means Canabo Medical Corporation;

(f) "**CMI**" means Canabo Medical Inc.

(g) "**Canabo Shares**" means the common shares in the capital of CMI;

(h) "**Canada Tax Act**" means the Income Tax Act (Canada);

(i) "**CBCA**" means the *Canada Business Corporations Act*, as amended from time to time, and the rules and regulations promulgated thereunder;

(j) "**Charter Documents**" shall mean: (a) as to Canabo, P&P or CLM, its Certificate of Incorporation, Articles and By-laws as are in effect as of the date of this Agreement; and (b) as to CMI, its Certificate of Incorporation, Articles and Notice of Articles as in effect as of the date of this Agreement;

(k) "**Clinics**" mean the medical clinics owned and operated by P&P in Canada, and "**Clinic**" means any one of them;

(l) "**CLM**" means CieloMed Inc.;

(m) "**CLM Assets**" means the fixed and capital assets of CLM specifically noted in Schedule "B", and all other property and assets of CLM of every kind and description;

(n) "**CLM Liabilities**" means all liabilities of CLM, contingent or otherwise, specifically noted in Schedule "B", and all other indebtedness of CLM.

(o) "**CLM Financial Statements**" means audited financial statements of CLM for the period from incorporation to closing provided on an annual basis within three months of Canabo's fiscal yearend of October 31st;

(p) "**CLM Shares**" means all of the issued and outstanding shares in the capital of CLM as constituted on the date hereof;

(q) "**Closing**" means the completion of the Share Exchange;

(r) "**Closing Date**" means the date of Closing, which will not be later than the earlier of: (i) ten (10) Business Days after the date that the number of New Patients achieved is equal to 20,000, and (ii) five (5) years from the date of this Agreement;

(s) "**Closing Time**" means 10:00 a.m. (Calgary local time) on the Closing Date or such other time on the Closing Date as the Parties hereto may agree upon;

(t) "**Control**" means, with respect to any firm or corporation, direct or indirect, beneficial ownership of more than 50% of the voting securities of that corporation, including any securities which are voting only upon the occurrence of a contingency where such contingency has occurred and is continuing;

(u) "**CMI Website**" means any Internet website owned, maintained or operated by CMI or Canabo;

(v) "**Deemed Price**" has the meaning set forth in Section 2.1 below;

(w) "**Designated Facility**" means the portion of a P&P Clinic that has been designated by P&P to operate as a Canabo clinic upon notice to CMI (a "**CMClinic**");

(x) "**Designated Physician**" means a qualified physician whose licence to practice is and has continuously been in good standing with the College of Physicians and Surgeons of Alberta, who has been designated by P&P and/or CLM to provide medical services on an independent consulting basis at a Clinic;

(y) "**Encumbrances**" means mortgages, charges, pledges, security interests, liens, encumbrances, actions, claims, leases, demands and equities of any nature whatsoever or howsoever arising and any rights or privileges capable of becoming any of the foregoing;

(z) "**Environmental Laws**" means any current federal or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the indoor or outdoor environment, health, safety or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; or (C) odour, indoor air, employee exposure, wetlands, pollution, contamination; (D) and injury or threat of injury to Persons or property relating to any Hazardous Substance; or (E) the protection, management or use of surface water or ground water;

(aa) "**Escrow Agent**" means SBH Fiduciary Services Ltd., an escrow agent mutually agreeable to all Parties to hold any Transaction Shares issued on behalf of P&P;

(bb) "**Escrow Agreement**" means the voluntary pooling agreement in the form of Schedule "D" to be entered into among CMI, P&P, and the Escrow Agent, on or prior to the Closing Date pursuant to Section 2.4 below;

(cc) "**Exchange**" means the TSX Venture Exchange;

(dd) "**generally accepted accounting principles**" or "**GAAP**" means Canadian generally accepted accounting principles which are applicable as at the date on which any calculation made hereunder is to be effective or as at the date of any financial statements referred to herein, as the case may be, using IFRS;

(ee) "**Governmental Entity**" means any (i) multinational, federal, provincial, state, municipal, city, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, (iii) any quasi-governmental or private body, in each case, having jurisdiction on behalf of any nation, province, territory, state or other

geographic subdivision thereof and exercising any regulatory, judicial, legislative, expropriation or taxing authority, or (iv) any stock exchange, including the Exchange;

(ff) "**Hazardous Substances**" means any substance, material or waste that is listed, classified or regulated as hazardous, toxic or dangerous pursuant to any Environmental Law including, but not limited to, petroleum products or byproducts, asbestos containing materials, urea formaldehyde, radon gas, lead containing paint or plumbing, and polychlorinated biphenyls;

(gg) "**IFRS**" means international financial reporting standards as adopted by the Chartered Professional Accountants of Canada from time to time;

(hh) "**Intellectual Property Rights**" means all intellectual property rights or copyrights to the tradenames, trademarks, trade secrets, and know-how to conduct its business, including all moral rights, held by any Party;

(ii) "**Licenses**" means all of the licenses, registrations and qualifications to do business required to be held by P&P, CMI, Canabo, or their Affiliates, as the case may be in order to carry on the their business, as applicable, as currently conducted or as proposed to be conducted;

(jj) "**LOI**" means the letter of intent dated December 2, 2016 entered into between Canabo, CMI and P&P for the Share Exchange and the other transactions contemplated herein;

(kk) "**Material Adverse Change**" means, in respect of a Party or its Subsidiary (if any), any one or more changes, events or occurrences, and "**Material Adverse Effect**" means in respect of a Party or its Subsidiary (if any), an effect, which, in either case, either individually or in the aggregate with all other fact, changes, circumstances, effects, event or occurrences is, or would reasonably be expected to (i) be, material and adverse to the business, operations, results of operations, assets, capital, liabilities (contingent or otherwise), prospects, privileges or financial condition of that Party or its Subsidiary (if any), or (ii) prevent a Party from performing its obligations under this Agreement in any material respect, other than any change, event, occurrence or effect: (a) relating to the global economy or financial markets in general including, without limitation, changes in currency exchange rates or interest rates; (b) relating to any generally applicable change in Applicable Laws (other than orders, judgments or decrees made against the Party or its Subsidiary (if any); or (c) any natural disaster or the commencement, occurrence or continuation of any war, armed hostility or act of terrorism, provided, however that such matter referred to in clause (a), (b), or (c) above does not have a materially disproportionate effect to the Party or its Subsidiary (if any) compared to other companies of similar size operating in the same industry as that Party;

(ll) "**Material Contracts**" means the agreements set forth in Schedule "C" to this Agreement;

(mm) "**New Patient**" means a patient residing in Alberta provided or referred to Canabo prior to the Closing Date, in regards to a person who may be a candidate for cannabinoid treatment or therapy who was not previously identified as a Canabo patient, or any patient of a subsidiary of Canabo, and who has been entered into Canabo's central booking system and was not previously found, and for whom a Designated Physician bills for medical services at a Designated Facility;

(nn) "**Non-Competition Agreement**" means the non-competition agreement to be entered into among P&P, CLM, CMI and Canabo, as described in Section 5.4 below, and which will be in the form of Schedule "E" attached hereto;

(oo) "**Parties**" means CLM, P&P, CMI and Canabo, and a "**Party**" means any one of them;

(pp) "**Person**" means and includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, Governmental Entity, and any other form of entity or organization;

(qq) "**P&P**" means Peak Pulmonary Consulting Inc., the holder of all of the CLM Shares as set forth opposite its name in Schedule "A" to this Agreement;

(rr) "**P&P Business**" means the business that P&P is actively engaged in for the operation of family physician clinics, medical specialty centres, level II, III/IV pulmonary function laboratories, mobile level II spirometry services, medical aestheric clinics, oxygen therapy services, and sleep apnea diagnostic and treatment centres in Alberta, including related medical research and medial data collection;

(ss) "**P&P Websites**" means any Internet website owned, maintained or operated by P&P;

(tt) "**Share Exchange**" means the exchange of the CLM Shares for the Transaction Shares in accordance with the terms of this Agreement;

(uu) "**Subsidiary**" in relation to any Person means a corporate entity which is controlled by or under common control with the Person; and "**Subsidiaries**" means more than one of them;

(vv) "**Tax**" **or** "**Taxes**" (including, with correlative meaning, "Taxable") means all federal, provincial, state, local and foreign taxes, assessments, levies, duties, impositions, withholdings and other governmental charges (including taxes based upon or measured by gross receipts, income, profits, sales, use or occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, social security, employment, excise and property taxes), together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other Person with respect to such amounts;

(ww) "**Tax Returns**" means all Tax returns, reports and forms (including withholding tax returns) for a Taxable period required to be filed by applicable federal, state, local or foreign Tax laws; and

(xx) "**Transaction Shares**" means the Canabo Shares to be issued by CMI pursuant to the terms hereof, as the total consideration for the CLM Shares.

1.2 Best of Knowledge

Any reference herein to "the best of the knowledge" of a Party will be deemed to mean the actual knowledge of the Party.

1.3 Schedules

The Schedules listed in the table of contents to this Agreement and which are attached to this Agreement are incorporated into this Agreement by reference and are deemed to be part hereof.

1.4 Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of Canada.

1.5 Choice of Law and Attornment

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without giving effect to principles of conflict of law. Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of the courts of Alberta.

1.6 Number and Gender

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a) words in the singular number include the plural and such words shall be construed as if the plural had been used;

(b) words in the plural include the singular and such words shall be construed as if the singular had been used; and

(c) words importing the use of any gender shall include all genders where the context or Party referred to so requires, and the rest of the sentence shall be construed as if the necessary grammatical and terminological changes had been made.

1.7 Time of Essence

Time shall be of the essence hereof.

ARTICLE 2- EXCHANGE OF SHARES

2.1 Exchange of Shares

Subject to the terms and conditions herein and compliance with all Applicable Law, P&P agrees to sell and transfer to CMI, or its nominee, on the Closing Date, the CLM Shares representing 100% of the issued and outstanding shares of CLM on Closing, and CMI agrees to purchase from P&P all of its CLM Shares in consideration for the Transaction Shares at a deemed value of $0.8559 per share (the "**Deemed Price**") to be allocated and delivered to P&P as more particularly set out in Section 2.2 below.

2.2 Performance Shares

The exact number of Transaction Shares shall be calculated by multiplying the aggregate number of New Patients, up to a maximum of 20,000 New Patients, by Eighty Dollars ($80.00) and dividing such number by the Deemed Price. For greater clarity, the maximum dollar amount that the calculation of New Patients multiplied by Eighty Dollars ($80.00) shall be equal to is up to $1,600,000, or 1,869,377 Transaction Shares.

2.3 Section 85 Roll-over

The Share Exchange shall be completed as a roll-over transaction pursuant to Section 85 of the Tax Act.

2.4 Hold Period and Escrow Requirements

The Transaction Shares will be subject to a statutory hold period of four (4) months plus one day from the Closing Date under Applicable Law, and will bear a legend to this effect.

The Transaction Shares will be issued and deposited by CMI on behalf of P&P into escrow with the Escrow Agent, pursuant to the terms of the Escrow Agreement to ensure that CMI can maintain an orderly market for its shares. The Transaction Shares deposited into escrow under the Escrow Agreement will be automatically

released by the Escrow Agent from escrow to P&P over the next twelve (12) months in accordance with the terms of the Escrow Agreement.

2.5 Rights of Termination

In the event that the number of New Patients does not meet the minimum cumulative requirement of 3,000 New Patients within three (3) years from the date hereof, or that the three (3) month or six month rolling average number of New Patients for all P&P clinics does not equal a minimum cumulative number of 350 New Patients per month for the twelve (12) months of operation commencing six (6) months following the date hereof, then Canabo shall have the right to rescind this Agreement upon notice in writing to P&P, and in result:

(a) CLM will forthwith cease and desist from using the tradename "Cannabinoid Medical Clinic (CMC)" or any derivation thereof, and will re-assume responsibility for and re-instate its own office, accounting and billing procedures and systems;

(b) This Share Exchange Agreement and the Non-Competition Agreement delivered by the Parties will be terminated and of no further force or effect, except to the extent the non-competition, non-solicitation and non-disclosure provisions survive termination in accordance with the terms of the Non-Competition Agreement; and

(c) CMI and Canabo or their Affiliates will retain or will be provided with copies of all research data and medical records in regards to the New Patients.

In the event that CMI or Canabo is unable to process New Patients in a timely manner so that New Patient care may be compromised, as determined by P&P, then P&P may give written notice to the other Parties, specifying such default, and unless within forty-five (45) days after the giving of such notice by P&P, CMI or Canabo has failed within such period to cure such default by the appropriate performance, then the provisions in paragraphs 2.5(a) to (c) will apply without further notice.

In the event CMI or Canabo or any of their directors or officers are formally accused of fraudulent or illegal conduct which, in P&P's good faith determination, materially harms P&P's general reputation or would harm its reputation by its continued association with CMI and Canabo, then P&P may give written notice to the other Parties that if fifteen (15) days from the date of such notice CMI or Canabo has failed to address such conduct to the satisfaction of P&P, then paragraphs 2.5(a) to (c) will apply without further notice.

In the event P&P or CLM or any of their directors or officers are formally accused of fraudulent or illegal conduct, which, in CMI's good faith determination, materially harms CMI's general reputation or would harm CMI's reputation by its continued association with such other party, then CMI may give written notice to the other parties that upon fifteen (15) days from the date of such notice P&P or CLM has failed to address such conduct to the satisfaction of CMI, then paragraphs 2.5(a) to (c) will apply without further notice.

ARTICLE 3- REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties by P&P

P&P hereby represents and warrants to CMI and Canabo as follows, and acknowledge that CMI and Canabo are relying upon the accuracy of each of such representation and warranty in connection with the Share Exchange and the completion of the other transactions hereunder:

(1) Corporate Authority and Binding Obligation

P&P and CLM are corporations duly incorporated and validly subsisting in all respects under the laws of Alberta. P&P and CLM have good right, full power and absolute authority to enter into this Agreement and to perform all of their obligations under this Agreement. Each of P&P and

CLM has taken all necessary actions, steps and corporate and other proceedings to approve or authorize, validly and effectively, the entering into of, and the execution, delivery and performance of, this Agreement. This Agreement is a legal, valid and binding obligation of P&P and CLM, enforceable against them in accordance with its terms subject to (i) bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting the enforcement of creditors' rights generally and (ii) the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court.

(2) **Subsidiaries**

CLM has no Subsidiaries.

(3) Authorized and Issued Capital

The authorized capital of CLM consists of an unlimited number of Class A common shares without par value, of which, as of the date hereof, there are 100 shares issued and outstanding as fully-paid and non-assessable as set out in Schedule "A" to this Agreement. P&P will be at the Closing Date the registered and beneficial owner of all the CLM Shares, free and clear of all liens, charges and encumbrances.

(4) P&P's Power and Authority

P&P will have on the Closing Date the power and capacity and good and sufficient right and authority to enter into this Share Exchange Agreement on the terms and conditions herein set forth therein and to transfer the legal and beneficial title and ownership of the CLM Shares without the consent of any other third party or governmental authority.

(5) No Other Purchase Agreements

No Person has any agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares of CLM or any other securities of CLM.

(6) Contractual and Regulatory Approvals

Neither P&P nor CLM is under any obligation, contractual or otherwise, to request or obtain the consent of any Person, and no permits, licenses, certifications, authorizations or approvals of, or notifications to, any federal, provincial, state, municipal or local government or Governmental Entity are required to be obtained by P&P, in connection with the execution, delivery or performance by P&P of this Agreement or the completion of the Share Exchange.

(7) Compliance with Charter Documents, Agreements and Laws

The execution, delivery and performance of this Agreement and each of the other agreements contemplated or referred to herein by P&P and CLM, and the completion of the transactions contemplated hereby, will not conflict with nor constitute or result in a violation or material breach of or material default under, or cause the acceleration of any obligations of either P&P or CLM under:

(a) any term or provision of any of the Charter Documents of P&P or CLM, respectively, or any of their director or shareholder minutes;

(b) the terms of any agreement (written or oral), indenture, instrument or understanding or other obligation or restriction to which either P&P or CLM is a party or by which there are bound; or

(c) any term or provision of any License or any order or decree of any court, Governmental Entity or any Applicable Law.

(8) Corporate Records

The corporate records and minute books of CLM contain complete and accurate minutes of all meetings of the directors and shareholders of CLM at which resolutions were passed since its incorporation, and signed copies of all resolutions passed or confirmed by the directors or shareholders of CLM other than at a meeting. All such meetings were duly called and held unless action was taken by unanimous written consent.

(9) Business Operations

P&P is actively engaged in the P&P Business, and has the power, authority and capacity to carry on its P&P Business as presently conducted by it, and to own and use all of its property and assets used in the P&P Business. The operation of the P&P Business does not infringe upon the intellectual property rights of any Person, and no Person is currently infringing any of the Intellectual Property Rights owned by P&P, which infringement would reasonably be expected to have a Material Adverse Effect on the P&P Business.

(10) Intellectual Property Rights

P&P has developed and owns all of the worldwide rights to its Intellectual Property Rights, and to the best of its knowledge, such Intellectual Property Rights do not infringe the intellectual property rights of any other Person and P&P has received no notice that it is infringing the intellectual property rights of any other Person.

(11) Shareholders Agreements, Etc.

To knowledge of P&P, there are no shareholders' agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the CLM Shares.

(12) Financial Records

All financial transactions of CLM have been recorded in the financial books and records of CLM in accordance with good business practice and generally accepted accounting principles. The financial statements of CLM as delivered to Canabo present fairly, in all material respects, the operations and financial position of CLM as at the date thereof in accordance with GAAP applied on a consistent basis, and there has been no Material Adverse Change in CLM's financial position since the date thereof.

(13) Projections

The New Patient projections are based on reasonable assumptions concerning the anticipated financial operations and performance of P&P and CLM, and such projections and any other documents provided to Canabo concerning P&P, CLM or the P&P Business do not contain any untrue statement of material fact or omit to state a material fact or any fact necessary to make any of them, in light of the circumstances in which they were made, not misleading.

(14) Indebtedness

Other than indebtedness that accrues in the ordinary course of business as disclosed to Canabo, CLM has no bonds, debentures, mortgages, promissory notes or other indebtedness and is not under any obligation to create or issue any bonds, debentures, mortgages, promissory notes or other indebtedness. None of P&P, nor any officer, director, or employee of P&P, are indebted or under obligation to CLM on any account whatsoever. As at the Closing Date, there will not be any Material Adverse Change in the aggregate indebtedness of CLM, including Taxes, or any contingent liabilities, as shown in the most recent CLM Financial Statements delivered to CMI. For greater certainty, at closing P&P will ensure CLM has a neutral net working capital position, including but not limited to, any long-term or lease obligations.

(15) Absence of Adverse Material Changes or Events

Since the date of the CLM Financial Statements, CLM has not:

(a) incurred any obligations or liabilities (fixed or contingent), other than indebtedness that accrues in the ordinary course of business;

(b) created any Encumbrance upon any of its properties or assets;

(c) sold, assigned, transferred, leased or otherwise disposed of any material properties or material assets;

(d) purchased, leased or otherwise acquired any material properties or material assets;

(e) waived, cancelled or written-off any material rights, claims, accounts receivable or any other amounts payable to CLM;

(f) entered into any transaction, contract, agreement or commitment outside of the ordinary course of business;

(g) suffered any damage, destruction or loss (whether or not covered by insurance) which has had or could have a Material Adverse Effect, on CLM; or

(h) made or incurred any Material Adverse Change in, or become aware of any event or condition which is likely to result in a Material Adverse Change in CLM.

(16) Commitments for Capital Expenditures

Since the date of the CLM Financial Statements, CLM has not committed to make, or authorized to be made, any capital expenditures outside of the ordinary course of business.

(17) Dividends and Distributions

Since incorporation, CLM has not declared or paid any dividend or made any other distribution on any of its shares of any class, or redeemed or purchased or otherwise acquired any of its shares of any class, or reduced its authorized capital or issued capital, or agreed to do any of the foregoing.

(18) Litigation

There are no actions, suits or proceedings, judicial or administrative pending or, to the best of the knowledge of CLM, threatened, by or against or affecting CLM, at law or in equity, or before or by any court or any federal, provincial, state, municipal or other governmental department,

commission, board, bureau, agency or instrumentality, domestic or foreign, including without limitation any actions or claims under applicable labour laws or for breach of environmental protection legislation. To the best of the knowledge of CLM there are no grounds on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success.

(19) Tax

(a) All Tax Returns required to be filed by or on behalf of CLM have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by CLM with respect to items or periods covered by such Tax Returns.

(b) CLM has paid or provided adequate accruals in its financial statements for current Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applied on a consistent basis.

(20) Environmental

CLM is in compliance with all applicable Environmental Laws except to the extent that any non-compliance would not have a Material Adverse Effect on CLM, and has complied with all reporting and monitoring requirements under all applicable Environmental Laws. CLM has not received any notice of any non-compliance with any Environmental Laws.

(21) Title to Assets

CLM has good and marketable title to the CLM Assets free and clear of all Encumbrances except for liens for taxes not yet due and payable, encumbrances arising by the operation of law, including, without limitation, municipal and zoning ordinances, building and use restrictions, covenants, imperfections, irregularities and defects incurred in the ordinary course of business, obligations not yet due to carriers, warehousemen, labourers, material men and the like.

To the best of the knowledge of CLM, no other Person owns any assets (other than leased assets) which are being used in its business. There are no agreements or commitments to purchase property or assets by CLM.

(22) Partnerships or Joint Ventures

CLM is not a partner or participant in any partnership, joint venture, profit-sharing arrangement or other association of any kind and they are not parties to any agreement under which they have agreed to carry on any part of their business or any other activity in such manner or by which they have agreed to share any revenue or profit with any other Person.

(23) Restrictions on Doing Business

CLM is not a party to or bound by any agreement which would restrict or limit its right to carry on any business or activity or to solicit business from any Person or in any geographical area or otherwise to conduct business as it may determine. There are no facts or circumstances which could have a Material Adverse Effect the ability of CLM to continue to operate its business as presently conducted following the completion of the Share Exchange.

(24) Guarantees

CLM is not a party to or bound by any agreement of guarantee, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any Person, except for guarantees and similar commitments entered into in the ordinary course of business.

(25) Material Contracts

Other than the Material Contracts, CLM is not a party to or bound by any other outstanding or executory agreement, contract, indenture, commitment, or other instrument, whether written or oral.

(26) Good Standing of Agreements

CLM is not in default or breach of any of its obligations under any Material Contract to which it is a party or by which it is bound and there exists no state of facts which, after notice or lapse of time or both, would constitute such a default or breach. All such Material Contracts are now in good standing and in full force and effect without amendment thereto, CLM is entitled to all benefits thereunder and the other parties to such Material Contracts are not in default or breach of any of their material obligations thereunder where any such default or breach that would have a Material Adverse Effect on CLM. There are no other contracts, agreements, commitments, indentures or other instruments under which CLM's rights or the performance of its obligations are dependent upon or supported by the guarantee of or any security provided by any other Person.

(27) Compliance with Laws

CLM is not in violation of any federal, provincial, municipal or other law, regulation or order of any government or governmental or regulatory authority, domestic or foreign.

(28) Copies of Documents

Complete and correct copies (including all amendments) of all Material Contracts, and other documents required to be disclosed hereby have been delivered to Canabo.

(29) Confidentiality Obligations

To its knowledge, the conduct of CLM's business as presently conducted will not violate or conflict with the obligations of confidentiality to any such other Person.

(30) Employees and Benefit Plans

CLM has no pension or benefit plans. None of the directors or officers of CLM will be entitled to any severance or bonus payments when they resign as directors or officers, as applicable.

(31) Finders' Fees

CLM has not agreed to pay any finders' fees on account of this Agreement or the Share Exchange.

(32) Other Interests

CLM does not own, directly or indirectly, any shares or interest in any other company or firm.

(33) Financial Statements

The CLM Financial Statements are or will be substantially true and correct in every material respect and present fairly the financial position of CLM and the results of its operations for the period described therein under generally accepted accounting principles for private enterprises applied on a consistent basis.

(34) Bankruptcy

CLM has not made any assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it. CLM has not initiated proceedings with respect to a compromise or arrangement with its creditors, or for winding-up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of CLM or the CLM Assets and no execution or distress has been levied on any of the CLM Assets, nor have proceedings been commenced in respect of any of the foregoing.

(35) Leases

CLM is not a party to, or under any agreement to become a party to, any lease or facilities use permit with respect to real property.

(36) Privacy Policies

To the knowledge of P&P, P&P has complied with all Applicable Laws and their respective internal privacy policies relating to: (a) the privacy of patients and all P&P Websites; and (b) the use, collection, storage, disclosure and transfer of any personally identifiable information collected by or provided to CLM or by third parties having authorized access to the records, databases and P&P Websites of CLM. Each of the P&P Websites and all materials distributed or marketed by CLM have at all times made all disclosures to users or customers required by Applicable Laws in effect as of the applicable dates and none of such disclosures made or contained in any P&P Website or in any such materials have been inaccurate, misleading or deceptive or in violation of any applicable legal requirement. P&P's privacy practices conform, and at all times have conformed, in all material respects to their respective privacy policies. No claims have been asserted or, to the knowledge of P&P, are threatened against P&P or CLM by any Person alleging a violation of such Person's privacy, personal or confidentiality rights under the privacy policies of P&P. With respect to all personal and user information described in this Section, P&P has at all times implemented industry standard practices to protect the information against loss and against unauthorized access, use, modification, disclosure or other misuse. To the knowledge of P&P, there has been no unauthorized access to or other misuse of that information. The execution, delivery and performance of this Agreement, will comply with all Applicable Laws relating to privacy and with P&P's privacy policies. P&P has not received a complaint regarding its collection, use or disclosure of personally identifiable information.

3.2 Representations and Warranties by CMI and Canabo

CMI and Canabo hereby jointly and severally represent and warrant to P&P and CLM as follows, and confirms that P&P and CLM are relying upon the accuracy of each of such representations and warranties in connection with the Share Exchange and the completion of the other transactions hereunder:

(1) Corporate Authority and Binding Obligation

Canabo is a corporation duly incorporated and validly subsisting in all respects under the laws of Canada, and CMI is a corporation duly incorporated and validly subsisting in all respects under the laws of British Columbia. CMI and Canabo have full corporate power and absolute authority to

enter into this Agreement and to perform all of their obligations under this Agreement. Each of CMI and Canabo has taken all necessary or desirable actions, steps and corporate and other proceedings to approve or authorize, validly and effectively, the entering into of, and the execution, delivery and performance of, this Agreement. This Agreement is a legal, valid and binding obligation of CMI and Canabo, enforceable against them in accordance with its terms subject to (i) bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting the enforcement of creditors' rights generally and (ii) the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court.

(2) Subsidiaries

Canabo is the Subsidiary of CMI, and Canabo has one Subsidiary, namely, 2412550 Ontario Inc. dba "The Cannabinoid Medical Clinic" or "CMClinic".

(3) Contractual and Regulatory Approvals

Neither CMI nor Canabo is under any obligation, contractual or otherwise, to request or obtain the consent of any Person other than the approval of the Exchange, if applicable, and no permits, licenses, certifications, authorizations or approvals of, or notifications to, any federal, provincial, municipal or local government or governmental agency, board, commission or authority are required to be obtained by CMI or Canabo in connection with the execution, delivery or performance by CMI and Canabo of this Agreement or the completion of any of the transactions contemplated herein.

(4) Compliance with Charter Documents, Agreements and Laws

The execution, delivery and performance of this Agreement and each of the other agreements contemplated or referred to herein by CMI and Canabo, and the completion of the transactions contemplated hereby, will not conflict with nor constitute or result in a violation or breach of or material default under or cause the acceleration of any obligations of CMI or Canabo under or cause the acceleration of any obligations of CMI or Canabo under:

(a) any term or provision of any of the Charter Documents of CMI or Canabo, respectively, or any of their director or shareholder minutes;

(b) the terms of any agreement (written or oral), indenture, instrument or understanding or other obligation or restriction to which CMI or Canabo is a party or by which they are bound; or

(c) any term or provision of any License or any order or decree of any court, Governmental Entity or any Applicable Law.

(5) Corporate Records

The corporate records and minute books of CMI and Canabo, which have been made available for inspection by P&P, contain complete and accurate minutes of all meetings of the directors and shareholders of CMI and Canabo at which resolutions were passed since their incorporation, and signed copies of all resolutions duly passed or confirmed by the directors or shareholders of CMI and Canabo other than at a meeting. All such meetings were duly called and held unless action was taken by unanimous written consent.

(6) Business Operations

CMI and Canabo operate all of their medical clinics under the trade names, "Cannabinoid Medical Clinic" or "CMClinic". The operation of the CMClinics does not infringe upon the intellectual property rights of any Person, and no Person is currently infringing any of the Intellectual Property Rights owned by CMI, which infringement would reasonably be expected to have a Material Adverse Effect on the CMClinics.

(7) Intellectual Property Rights

Canabo has developed and owns all of the worldwide rights to its Intellectual Property Rights, and to the best of its knowledge, such Intellectual Property Rights do not infringe the intellectual property rights of any other Person and Canabo has received no notice that it is infringing the intellectual property rights of any other Person.

(8) Shareholders' Agreements, Etc.

There are no shareholders' agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of the common shares of CMI.

(9) Financial Statements and Records

All financial transactions of CMI have been recorded in the financial books and records of CMI in accordance with good business practice and generally accepted accounting principles. The management prepared financial statements of CMI for the fiscal years ended October 31, 2014 and 2015 present fairly, in all material respects, the operations and financial position of CMI as at the date thereof in accordance with GAAP applied on a consistent basis, and there has been no Material Adverse Change in CMI's financial position since the date thereof.

(10) Brokers

Neither CMI nor Canabo has retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Share Exchange or any transaction contemplated hereby.

(11) Authorized and Issued Capital

CMI's authorized share capital consists of an unlimited number of common shares without par value of which, as at the date hereof, there are 36,108,311 common shares issued and outstanding as fully-paid and non-assessable, and there are currently outstanding share purchase warrants, rights or options to acquire 2,237,070 additional shares of CMI and up to another 315,000 additional performance shares. The common shares of CMI are listed and posted for trading on the Exchange, and CMI is not in material default of any of the listing requirements of the Exchange.

(12) Transaction Shares

The Transaction Shares will be issued as fully paid and non-assessable common shares in the capital stock of CMI, subject only to the restrictions on transfer set out herein, including the terms of the Escrow Agreement.

(13) Employee Stock Option Plan

CMI has established an employee stock option plan for the grant of incentive stock options to qualifying directors, employees and consultants at the discretion of the board of directors of CMI, upon

the recommendations of its compensation committee. There are currently 1,775,000 outstanding stock options.

(14) Indebtedness

Other than indebtedness that accrues in the ordinary course of business as disclosed to P&P, CMI has no bonds, debentures, mortgages, promissory notes or other indebtedness and is not under any obligation to create or issue any bonds, debentures, mortgages, promissory notes or other indebtedness. As at the Closing Date, there will not be any Material Adverse Change in the aggregate indebtedness of CMI, including Taxes, or any contingent liabilities as shown on the most recent financial statements of CMI.

(15) Litigation

There are no actions, suits or proceedings, judicial or administrative pending or, to the best of the knowledge of CMI, threatened, by or against or affecting CMI or Canabo, at law or in equity, or before or by any court or any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign. To the best of the knowledge of CMI, there are no grounds on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success.

(16) Compliance with Laws

Neither CMI nor Canabo is in violation of any federal, provincial, municipal or other law, regulation or order of any government or Governmental Entity.

(17) Dividends and Distributions

Since incorporation, CMI has not declared or paid any dividend or made any other distribution on any of its shares of any class, or redeemed or purchased or otherwise acquired any of its shares of any class, or reduced its authorized capital or issued capital, or agreed to do any of the foregoing.

(18) Good Standing of Agreements

Neither CMI nor Canabo is in material default or breach of any of its obligations under any one or more contracts, agreements (written or oral), commitments, indentures or other instruments to which it is a party or by which it is bound and there exists no state of facts which, after notice or lapse of time or both, would constitute such a default or breach. All such contracts, agreements, commitments, indentures and other instruments are now in good standing and in full force and effect without amendment thereto. CMI or Canabo, as the case may be, is entitled to all benefits thereunder and, to the best of the knowledge of CMI, the other parties to such contracts, agreements, commitments, indentures and other instruments are not in default or breach of any of their material obligations thereunder where any such default or breach would have a Material Adverse Effect on CMI or Canabo. There are no contracts, agreements, commitments, indentures or other instruments under which CMI's or Canabo's rights or the performance of their obligations are dependent upon or supported by the guarantee of or any security provided by any other Person.

(19) Tax

(a) All Tax Returns required to be filed by or on behalf of CMI or Canabo have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by CMI or Canabo with respect to items or periods covered by such Tax Returns.

(b) CMI has paid or provided adequate accruals in its financial statements for current Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applied on a consistent basis.

(20) Change of Control

CMI is not a party to any agreement (written or oral), indenture, instrument or understanding or other obligation or restriction which includes provisions that would be triggered by this Agreement or the implementation of this Agreement, including any change of Control that may result, directly or indirectly, from this Agreement or the implementation of this Agreement.

(21) Confidentiality Obligations

To its knowledge, the conduct of CMI's business as presently conducted will not violate or conflict with the obligations of confidentiality to any such other Person.

(22) Privacy Policies

To the knowledge of CMI, CMI has complied with all Applicable Laws and their respective internal privacy policies relating to: (a) the privacy of patients and all CMI Websites; and (b) the use, collection, storage, disclosure and transfer of any personally identifiable information collected by or provided to CMI or by third parties having authorized access to the records, databases and CMI Websites. Each of the CMI Websites and all materials distributed or marketed by CMI have at all times made all disclosures to users or customers required by Applicable Laws in effect as of the applicable dates and none of such disclosures made or contained in any CMI Website or in any such materials have been inaccurate, misleading or deceptive or in violation of any applicable legal requirement. CMI's privacy practices conform, and at all times have conformed, in all material respects to their respective privacy policies. No claims have been asserted or, to the knowledge of CMI, are threatened against CMI or Canabo by any Person alleging a violation of such Person's privacy, personal or confidentiality rights under the privacy policies of CMI. With respect to all personal and user information described in this Section, CMI has at all times implemented industry standard practices to protect the information against loss and against unauthorized access, use, modification, disclosure or other misuse. To the knowledge of CMI, there has been no unauthorized access to or other misuse of that information. The execution, delivery and performance of this Agreement, will comply with all Applicable Laws relating to privacy and with CMI's privacy policies. CMI has not received a complaint regarding its collection, use or disclosure of personally identifiable information.

ARTICLE 4- SURVIVAL OF REPRESENTATIONS AND WARRANTIES

4.1 Survival of Warranties by P&P

The representations and warranties made by P&P and contained in this Agreement, or contained in any document or certificate given in order to carry out the transactions contemplated hereby will survive the Closing and, notwithstanding any investigation made by or on behalf of CMI or Canabo or any other Person or any knowledge of CMI or Canabo or any other Person, shall continue in full force and effect for the benefit of CMI and Canabo for a period of 24 months from the Closing Date.

4.2 Survival of Warranties by CMI and Canabo

The representations and warranties made by CMI and Canabo and contained in this Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby will survive the Closing and, notwithstanding any investigation made by or on behalf of P&P or any other Person or

any knowledge of P&P or any other Person, shall continue in full force and effect for the benefit of P&P for a period of 24 months from the Closing Date.

ARTICLE 5– COVENANTS

5.1 Covenants by P&P

P&P covenants to CMI and Canabo that it will do or cause to be done, as applicable, on or before the Closing Date, the following:

(a) P&P will provide access to, and will permit Canabo, through its representatives, to make such investigation of the operations, properties, assets and records of CLM and of their financial and legal condition as Canabo deems necessary or advisable to familiarize itself with CLM, its properties, assets, liabilities, records and other matters.

(b) P&P will use reasonable commercial efforts to assist Canabo in obtaining all regulatory approvals required to be obtained, and with the completion and filing of all reports and documents, if any, required to be completed and filed, in respect of the transactions contemplated by this Agreement.

(c) P&P will cause the CLM Financial Statements and corporate tax return to be prepared annually with copies provided to Canabo;

(d) Except as contemplated by this Agreement or with the prior written consent of CMI, P&P will:

(i) operate its business as it relates to CLM Assets only in the ordinary course thereof, consistent with past practices;

(ii) use its best efforts to preserve intact its P&P Business as it relates to CLM Assets, operations and affairs, including the services of all personnel, and promote and preserve its business relationships with patients, suppliers and others having business dealings with it;

(iii) pay or satisfy any liabilities of the P&P Business as it relates to CLM Liabilities (whether accrued, absolute or contingent), other than current liabilities incurred in the ordinary course of business consistent with past practice;

(iv) take all actions within its control to ensure that the representations and warranties in Section 3.1 remain true and correct at the Closing Time, with the same force and effect as if such representations and warranties were made at and as of the Closing Time, and to satisfy or cause to be satisfied the conditions in Section 6.1;

(v) promptly inform CMI of any facts that come to its attention which would cause any of its representations and warranties in this Agreement to be untrue in any respect;

(vi) promptly inform CMI in writing of any Material Adverse Change in respect of the Material Contracts, CLM Assets or CLM;

(vii) maintain CLM's books, records and accounts in the ordinary course and record all transactions on a basis consistent with past practice;

(viii) not create, incur or assume any long-term debt and ensure that, other than in the ordinary course of business, not create any Encumbrance upon the CLM Assets, guarantee or otherwise become liable for the obligations of any other Person, or make any loans or advances to any Person;

(ix) not sell or otherwise dispose of the CLM Assets;

(x) perform all of its obligations under all agreements to which it is a party or by which it is bound relating to the CLM Assets or the CLM Liabilities;

(xi) not enter into any agreement relating to the CLM Assets or the CLM Liabilities other than in the ordinary course of business;

(xii) not take any action to amend its Charter Documents or the Material Contracts as it relates to the CLM Assets or the CLM Liabilities, or cause CLM to take any action to amend the CLM Charter Documents or Material Contracts as it relates to the CLM Assets or the CLM Liabilities;

(xiii) not issue or agree to issue any additional shares or securities convertible into shares of CLM; and

(xiv) not cause CLM to declare or pay any dividend.

(e) P&P will ensure on a best efforts basis that all necessary steps and corporate proceedings have been taken in order to facilitate the transactions contemplated herein, including:

(i) All New Patients examined and treated in P&P Clinics in the Province of Alberta will be examined and treated under Canabo's trained procedures, protocols, standards and research programs. For greater certainty, P&P will not encourage P&P physicians to provide medical cannabinoid treatments that are not part of Canabo's trained procedures, protocols, or standards, or research programs that utilize third party research or education programs, or that participate in any licensed producer treatment programs. P&P agrees on a best efforts basis that the Designated Physicians' will not refer any patients to a third party clinic regarding cannabinoid treatment, therapy or support;

(ii) P&P and CLM will utilize Canabo's "Cannabinoid Medical Clinic (CMC)" brand in all locations operated by P&P or CLM that offer cannabinoid medical treatment, therapy or support;

(iii) Provincial billings for any Designated Facility will be done at the Clinic level, but will be reported to Canabo's accounting and records system at its administrative office in Halifax, Nova Scotia;

(iv) Any Designated Facilities' billings for medical research will be centralized through Canabo's accounting and records system for the benefit of Canabo;

(v) P&P will be responsible for all operating costs and expenses for operating the Clinics' facilities or Designated Facility, and maintaining its employees, suppliers, equipment, instruments, assets, and leases, as the case may be. For greater certainty and except to the extent the use is specifically sanctioned or permitted by P&P to Canabo and/or CLM hereunder, all P&P Clinics, including all equipment, instruments, systems, trademarks, trade secrets, and supplies and other assets of P&P will remain the

property of P&P. All employees of P&P will remain the employees of P&P at all times during the term of the Share Exchange Agreement; and

(vi) Marketing, referral development and communication programs will be recommended and executed in the Province of Alberta by P&P, subject to CMI's prior written approval.

(f) For each CMClinic operating from a Designated Facility, which for greater certainty will be operated as an independent contractor and not as a partner or employee of CMI or Canabo, P&P will provide at its cost:

(i) Designated Physicians, preferably with a specialist background in a specific branch of medicine, if possible, and P&P will ensure that a Designated Physician will be available to provide non-surgical patient care and medical consulting services to the CMClinic in a timely manner, subject to such Designated Physician's reasonable availability at the time of the request, with such Designated Physician's duties to include without limitation patient interviews, physical examinations, and consultations, as well as medical treatments, referrals and prescriptions;

(ii) Support staff to include a trained intake and cannabinoid patient educator resource individual, or depending on the patient volume, multiple individuals, as may be required, as well as a receptionist shared with P&P;

(iii) Access for Designated Physicians to examination rooms, consistent with the type of rooms currently being used at P&P's locations;

(iv) Clinic supplies, such as and without limitation, urine test kits, patient pamphlets and literature on treatment methods, and other consumables;

(v) Internet access, telephone system, printer, fax machine, and photocopier; and

(vi) Senior management representative(s) of P&P to provide supervision and oversight of the foregoing to ensure the CMClinic operations at the Designated Facility are operating as planned, in collaboration with the senior management representative of CMI or Canabo.

(g) P&P will also have the following additional duties and responsibilities to Canabo:

(i) Be the primary contact to Canabo for the designated P&P Facility;

(ii) Provide the Designated Facility and support staff required to provide cannabinoid patient care as determined by P&P to comply with best practices from time to time;

(iii) Provide leadership and support to attract qualified physicians to consider and apply cannabinoid treatments for pain and other therapies at CMClinics;

(iv) Provide leadership and support to create patient referrals from family doctors, pain clinics, hospitals and other referral sources for cannabinoid treatments;

(v) Maintain a professional and safe working environment at the Designated Facilities for patients, physicians and support staff; and

(vi) Ensure that for each New Patient that such patient intake data is obtained in the form prescribed by Canabo, and completed with all relevant patient information and details of the prescribed treatment, as well as the particulars of ongoing patient monitoring and treatment outcomes.

(h) P&P and CLM will execute and deliver to Canabo any documentation reasonably required by applicable securities regulatory authorities in connection with the transactions contemplated hereunder, including, without limitation, any documentation or undertaking required by the Exchange or any securities commission.

(i) P&P will cause Shawn Nicol to resign as the sole director and officer of CLM, and the following Persons will be appointed as the directors of CLM effective as at the Closing Time so that the board of directors of CLM will then consist of the following three (3) people, having the office set out opposite their names:

(i) John Philpott, Director & President;

(ii) Rob Randall, Director & Secretary; and

(iii) Ian Klassen, Director.

5.2 Covenants by CMI and Canabo

CMI and Canabo covenant to P&P that they will do, or cause to be done, the following:

(a) Canabo will make available to CLM its external medical records system for all major functions of the business for patient care, data collection, medical research, patient records, billing and scheduling, at Canabo's cost for P&P's and CLM's use at the Designated Facilities under a limited right of use during the term of this Agreement;

(b) All of Canabo's office and research protocols will be made available to P&P and CLM for their business operations at the Designated Facilities under a limited right of use during the term of this Agreement, provided that all Canabo's Intellectual Property Rights (including without limitation Canabo protocols, patient data base (including New Patients), and billing systems), supplies, and other assets of Canabo will remain the property of Canabo; provided however that New Patients who are also patients of P&P will remain patients of P&P;

(c) Canabo will cause a trainer to be made available to P&P and CLM from time to time when mutually convenient, as such trainer's schedule may permit upon reasonable notice, for assisting in the training of Designated Physicians and educators in cannabinoid pain therapies and treatments, as well as the training of support staff, and to participate in referral development events in the Western Canada region, at Canabo's cost;

(d) Canabo will set up a toll free (1-800) telephone number for patient enquiries;

(e) Canabo will assist with the scheduling of CMClinic patient appointments at Designated Facilities;

(f) As much as reasonably possible, all patient preparation, including medical background, Canabo research preparation and patient intake, will be completed by Canabo call center staff. Where patients are unable to complete patient preparation activities by phone or on-line, P&P staff will complete patient intake on-site during the clinic appointment with such patients;

(g) Canabo grants P&P and CLM a limited right to use appropriate signage with the Canabo clinic brand name and logo at all Designated Facilities during the term of this Agreement, and such signage will be at the sole cost of Canabo, and such signage will be posted in plain sight in the lobby directory and at the reception desk at the discretion of P&P where the CMClinic is open for business at each Designated Facility;

(h) Canabo will provide assistance to P&P and CLM with the marketing and development of referrals from general physicians, pain clinics, hospitals and other referral sources for potential cannabinoid treatments or therapies to be provided by the Designated Physicians, and centrally coordinate referral development;

(i) Canabo will provide to P&P and CLM Canabo's patient and test protocols for medical research and clinical trials under the supervision of the Designated Physicians;

(j) Senior management representatives of Canabo will provide supervision and oversight of the foregoing to ensure the CMClinic operations at any Designated Facility are operating within the Canabo standards of medical practice, in collaboration with the senior management representative of P&P;

(k) Except as contemplated by this Agreement or with the prior written consent of P&P, CMI and Canabo will at or before the Closing Date:

(i) take all actions within its control to ensure that the representations and warranties in Section 3.2 remain true and correct at the Closing Date, with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and to satisfy or cause to be satisfied the conditions in Section 6.2;

(ii) promptly inform P&P of any facts that come to its attention which would cause any of its representations and warranties in this Agreement to be untrue in any respect; and

(iii) promptly inform P&P in writing of any Material Adverse Change;

(l) At or before the Closing Time, CMI and Canabo will use commercially reasonable efforts to ensure that all necessary steps and corporate proceedings have been taken in order to facilitate the transactions contemplated herein, including the issuance of the Transaction Shares to P&P and their deposit into escrow; and

(m) CMI will provide and fund a referral development budget for programs recommended by P&P and/or CLM in the Province of Alberta, which will be subject to CMI's pre-approval, in an aggregate amount of not less than $40,000 for the calendar year ended 2017. P&P and/or CLM would incur these costs directly and be reimbursed by CMI upon approval of expenditure.

5.3 Exclusive Dealings and Right of First Refusal

(a) From the date of this Agreement, no Party nor any of its directors or officers shall, directly or indirectly, solicit offers from, or in any manner knowingly encourage, any proposal of any Person relating to the opening of cannabinoid treatment focused medical clinics in Alberta until the earlier of:

(i) the Closing Date; and

(ii) the date this Agreement is terminated in accordance with its terms.

(b) This Agreement covers P&P Clinic locations within the Province of Alberta. P&P will have the first right of refusal to operate any Canabo or CMClinic operation in the Province of Alberta. In the event that CMI or Canabo wish to operate a clinic in a location in the Province of Alberta currently not operated by P&P, CMI shall provide written notification to P&P of CMI's intent to open a CMClinic at such location. P&P shall have a sixty (60) day period to

evaluate opening a Clinic in the notified location. In the event that P&P chooses not to open a Clinic in the notified location, Canabo shall have the right to open a CMClinic independently, outside of the application of this Agreement.

(c) P&P's right of first refusal above for the Province of Alberta shall include the opening of all new P&P Clinics within such Province. For greater certainty, in the event that P&P opens any new Clinics within the Province of Alberta, all new patients within these clinics who are candidates for cannabinoid treatment or therapy will be considered to be a New Patient referral to Canabo or its Affiliates under this Agreement.

5.4 Non-Competition Agreement

P&P and CLM agree to enter into a non-competition agreement with CMI and Canabo (the "**Non-Competition Agreement**"), in the form attached hereto as Schedule "E", to be executed concurrently with this Agreement.

5.5 Taxes

Each of the Parties will be responsible for the payment of their own respective income taxes, and GST or PST remittances, as required by any Governmental Entity.

5.6 Documents

All such information and documents in any form or medium whatsoever, including, but without limitation, copies thereof and derivative materials made therefrom will be returned to the Party originally delivering them, or at the direction of such Party, destroyed, in the event that the transactions provided for in this Agreement are not completed.

ARTICLE 6- CONDITIONS

6.1 Conditions to the Obligations of CMI and Canabo

Notwithstanding anything herein contained, the obligation of CMI and Canabo to complete the transactions provided for herein will be subject to the fulfillment of the following conditions at or prior to the Closing Time:

(a) The representations and warranties of P&P contained in this Agreement or in any documents delivered in order to carry out the transactions contemplated hereby will be true and accurate on the date hereof and at the Closing Time with the same force and effect as though such representations and warranties had been made as of the Closing Time (regardless of the date as of which the information in this Agreement or in any Schedule or other document made pursuant hereto is given).

(b) P&P and CLM will have complied with all covenants and agreements herein agreed to be performed or caused to be performed by them at or prior to the Closing Time.

(c) Except as otherwise approved by CMI, CLM shall not have incurred any liabilities other than those reasonably incurred in the ordinary course of business.

(d) P&P will have delivered to CMI and Canabo a certificate in a form satisfactory to CMI and Canabo, acting reasonably, confirming that the facts with respect to each of the representations and warranties of P&P are as set out herein and remain true at the Closing Time and that P&P has performed each of the covenants required to be performed by it hereunder in all material respects.

(e) There will have been no Material Adverse Change in CLM or the CLM Assets howsoever arising.

(f) The CLM board of directors shall consist of those Persons listed in paragraph 5.1(i).

(g) No order, decision or ruling of any court, tribunal or regulatory authority having jurisdiction will have been made, and no action or proceeding will be pending or threatened which, in the opinion of counsel to CMI, is likely to result in an order, decision or ruling:

(i) to disallow, enjoin, prohibit or impose any limitations or conditions on the Share Exchange or the transactions contemplated hereby or the right of CMI or Canabo to own the CLM Shares; or

(ii) to impose any limitations or conditions which may have a Material Adverse Effect on CLM or the CLM Assets.

(h) All consents, approvals and authorizations of any Governmental Entity or Person whose consent to the Share Exchange is required to be obtained in order to carry out the transactions contemplated hereby in compliance with all laws and agreements binding upon the Parties hereto will have been obtained.

(i) P&P will deliver to CMI the CLM Shares registered in the name of Canabo in compliance with Applicable Laws.

(j) CMI shall have completed its investigation into CLM, the P&P Business and the CLM Assets and all other matters it deems relevant, including the management prepared CLM Financial Statements showing the financial position and results of operations of CLM for its most recent fiscal period then ended, and such investigation shall not have disclosed any matter which CMI, acting reasonably, considers to be materially adverse to CLM, the P&P Business or the CLM Assets, or materially adverse to its decision to acquire the CLM Shares.

The conditions contained in this Section 6.1 are inserted for the exclusive benefit of CMI and Canabo and may be waived in whole or in part by CMI at any time. P&P acknowledges that the waiver by CMI of any condition or any part of any condition will constitute a waiver only of such condition or such part of such condition, as the case may be, and will not constitute a waiver of any covenant, agreement, representation or warranty made by P&P herein that corresponds or is related to such condition or such part of such condition, as the case may be. If any of the conditions contained in this Section 6.1 are not fulfilled or complied with in all material respects as herein provided, CMI may, at or prior to the Closing Time at its option, rescind this Agreement by notice in writing to P&P and in such event CMI and Canabo will be released from all obligations hereunder and, unless the condition or conditions which have not been fulfilled are reasonably capable of being fulfilled or caused to be fulfilled by P&P, then P&P and CLM will also be released from all obligations hereunder .

6.2 Conditions to the Obligations of P&P

Notwithstanding anything herein contained, the obligations of P&P to complete the transactions provided for herein will be subject to the fulfillment of the following conditions at or prior to the Closing Time:

(a) The representations and warranties of CMI and Canabo contained in this Agreement or in any documents delivered in order to carry out the transactions contemplated hereby will be true and accurate on the date hereof and at the Closing Time with the same force and effect as though such representations and warranties had been made as of the Closing Time

(regardless of the date as of which the information in this Agreement or in any Schedule or other document made pursuant hereto is given).

(b) CMI and Canabo shall have complied with all covenants and agreements herein agreed to be performed or caused to be performed by it at or prior to the Closing Time.

(c) CMI shall have delivered to P&P a certificate in a form satisfactory to P&P acting reasonably, confirming that the facts with respect to each of the representations and warranties of CMI and Canabo, are as set out herein at the Closing Time and that CMI and Canabo have performed each of the covenants required to be performed by them pursuant to paragraphs 5.2(k) and 5.2(l) in all material respects.

(d) There shall have been no Material Adverse Change in CMI or any of its assets howsoever arising.

(e) No order, decision or ruling of any court, tribunal or regulatory authority having jurisdiction will have been made, and no action or proceeding will be pending or threatened which, in the opinion of counsel to P&P, is likely to result in an order, decision or ruling:

(i) to disallow, enjoin, prohibit or impose any limitations or conditions on the Share Exchange or the transactions contemplated hereby or the right of P&P to own the Transaction Shares; or

(ii) to impose any limitations or conditions which may have a Material Adverse Effect on CMI.

(f) All consents, approvals and authorizations of any Governmental Entity or Person whose consent to the Share Exchange is required to be obtained, in order to carry out the transactions contemplated hereby in compliance with all laws and agreements binding upon the Parties hereto will have been obtained.

(g) Canabo shall issue and deliver to the Escrow Agent, the Transaction Shares in compliance with Applicable Law.

The conditions contained in this Section 6.2 hereof are inserted for the exclusive benefit of P&P and may be waived in whole or in part by P&P at any time. Canabo acknowledges that the waiver by P&P of any condition or any part of any condition will constitute a waiver only of such condition or such part of such condition, as the case may be, and will not constitute a waiver of any covenant, agreement, representation or warranty made by CMI and Canabo herein that corresponds or is related to such condition or such part of such condition, as the case may be. If any of the conditions contained in this Section 6.2 hereof are not fulfilled or complied with as herein provided, P&P may, at or prior to the Closing Time at its option, rescind this Agreement by notice in writing to CMI and in such event P&P will be released from all obligations hereunder and, unless the condition or conditions which have not been fulfilled are reasonably capable of being fulfilled or caused to be fulfilled by CMI or Canabo, then CMI and Canabo will also be released from all obligations hereunder.

ARTICLE 7- CLOSING

7.1 Closing Date

The completion of the Share Exchange shall occur on the Closing Date or such earlier or later date as CMI and P&P may agree.

7.2 **Deliveries**

Prior to the Closing Date:

(a) P&P has delivered or cause to be delivered to CMI:

(i) the certificate of officer of P&P contemplated in paragraph 6.1(d);

(ii) the share certificates of CLM representing the CLM Shares, duly endorsed for transfer to Canabo (on behalf of CMI);

(iii) originals or copies, as appropriate, of all books, records and accounts of CLM, including, but not limited to, the minute books;

(iv) copies of any consents referred to in paragraph 6.1(h), if any;

(v) undated resignations of all of the directors and officers of CLM;

(vi) a certified copy of the resolutions of the directors of P&P and CLM approving this Agreement and any ancillary agreements, authorizing the transfer of the CLM Shares to Canabo pursuant to the terms of this Agreement, and appointing the Persons set out in paragraph 5.1(i) hereof as the new directors and officers of CLM;

(vii) executed Escrow Agreement for the escrow of the issued Transaction Shares pursuant to paragraph 2.4 hereof, duly signed by P&P;

(viii) a certificate of compliance for P&P and CLM issued by the appropriate Government Entity within the jurisdiction of their organization dated within two Business Days of the Closing Date to confirm the good standing of both P&P and CLM with respect to their annual report filings;

(ix) the officers of CLM shall relinquish control of the corporate bank account of CLM (if any) and the authorized signatories of the corporate bank account shall be any two nominees of CMI; and

(x) all accounting ledgers and records, and all corporate books and records of CLM, including the minute books of CLM and any corporate seal, and such other documents reasonably required by CMI.

(b) CMI and Canabo have previously delivered or cause to be delivered to P&P:

(i) the certificate of officer of CMI contemplated in paragraph 6.2(c);

(ii) executed Escrow Agreement for the escrow of the issued Transaction Shares, duly signed by CMI and Canabo;

(iii) evidence of the deposit into escrow with the Escrow Agent of duly executed share certificates of CMI for the Transaction Shares, registered in the name of P&P;

(iv) copies of any consents referred to in paragraph 6.2(f), if any;

(v) a certified copy of the resolutions of the directors of CMI and Canabo approving this Agreement and any ancillary agreements, as required, and for CMI,

authorizing the allotment and issuance of the Transaction Shares pursuant to the terms of this Agreement;

(vi) a certificate of good standing of CMI issued by the Registrar of Companies for British Columbia dated within two Business Days of the Closing Date to confirm the good standing of CMI with respect to its annual report filings; and

(vii) a certificate of compliance of Canabo issued by Industry Canada dated within two Business Days of the Closing Date to confirm the good standing of Canabo with respect to its annual report filings.

7.3 Closing Arrangements

Subject to the terms and conditions hereof, the transactions contemplated herein will be closed at the Closing Time at the offices of CMI's counsel, at Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, and the Closing may take place by exchange of the appropriate solicitors' undertakings, which will involve each party's solicitors delivering all required documentation to be held in trust and not released until all such documentation has been executed and delivered to the respective parties.

7.4 Post-Closing Covenants

(a) Business Operations: Following the Closing Date, the Parties intend that CLM's business operations will continue at the Designated Facilities, subject to new arrangements being negotiated for the continued operation of the CMClinics pursuant to an operational agreement to co-ordinate the use of clinic space, the Designated Physicians availability, and the use of funds for any non-allocated provincial physician revenues. In the event that an operation agreement is not agreed to by the parties, then the Share Exchange Agreement shall continue to be in force, provided however that for greater clarity, no additional common shares of CMI will be issued by CMI to P&P.

ARTICLE 8- GENERAL PROVISIONS

8.1 Confidentiality

Except as may be required by the Exchange, or by any rule, regulation or law of any kind whatsoever which is applicable to a Party, or its directors, officers, employees, authorized agents or representatives, while this Agreement is in effect and for a period of one year thereafter, each of the Parties shall keep confidential all discussions and communications between them (collectively, **"Confidential Information"**) including, without limitation, all information communicated therein and all written and printed materials of any kind whatsoever exchanged between them and, if requested by a Party to do so, the other Party shall arrange for its directors, officers, employees, authorized agents and representatives that are or that may become aware of the relationship between the Parties created by this Agreement to provide to the first Party a letter, in a form acceptable to the Parties hereto, confirming their agreement to be bound by these non-disclosure provisions. For the purposes hereof, "Confidential Information" shall not include information that: (a) is already in a Party's possession and not subject to any obligation of confidentiality; (b) is or becomes generally available to the public other than as a result of unauthorized disclosure by or through a Party; (c) is or becomes available to a Party on a non-confidential basis from the other Party or from a source other than the other Party, any party related to such Party or such Party's advisors, provided that such source is not known by a Party to be bound by any obligation of confidentiality to the other Party.

8.2 Notices

Any notice, designation, communication, request, demand or other document, required or permitted to be given or sent or delivered hereunder to any Party hereto shall be in writing and shall be sufficiently given or sent or delivered if it is:

(a) delivered personally to such Party or to an officer or director of such Party, as applicable, or

(b) sent to the Party entitled to receive it by registered mail, postage prepaid, mailed in Canada, or

(c) sent by electronic mail.

Notices shall be sent to the following addresses or email addresses:

(i) in the case of CLM and P&P:

to: Peak Pulmonary Consulting Inc.
#200, 5440 45th Street
Red Deer, AB. T4N 1L1

Attention: Shawn Nicol, Director of Business Development
Email: Shawn.Nicol@peakpulmonary.com

with a copy to (which will not constitute notice hereunder):

Same address as above

Attention: Jen Yamada, Director of Finance
Email: Jen.Yamada@peakpulmonary.com

(ii) in the case of Canabo or CMI:

to: Canabo Medical Corporation
1969 Upper Water Street, Suite 2008
Halifax, NS B3J 3R7

Attention: John Philpott, COO
Email: johnphilpott@cmclinic.ca

with a copy to (which will not constitute notice hereunder):

Salley Bowes Harwardt Law Corporation
Suite 1750 — 1185 West Georgia Street Vancouver,
BC V6E 4E6

Attention: Paul A. Bowes
Email: bowes@sbh.bc.ca

or to such other address or email addresses as the Party entitled to or receiving such notice, designation, communication, request, demand or other document, by a notice given in accordance with this Section, has communicated to the Party giving or sending or delivering such notice, designation, communication, request, demand or other document.

Any notice, designation, communication, request, demand or other document given or sent or delivered as aforesaid will:

(a) if delivered as aforesaid, be deemed to have been given, sent, delivered and received on the date of delivery;

(b) if sent by mail as aforesaid, be deemed to have been given, sent, delivered and received on the fourth Business Day following the date of mailing, unless at any time between the date of mailing and the fourth Business Day thereafter there is a discontinuance or interruption of regular postal service, whether due to strike or lockout or work slowdown, affecting postal service at the point of dispatch or delivery or any intermediate point, in which case the notice shall be sent by electronic mail or will be delivered personally; and

(c) if sent by email, be deemed to have been given, sent, delivered and received on the date of such delivery if such date is a Business Day and such delivery was made prior to 5:00 p.m. (Vancouver time) and otherwise on the next Business Day.

8.3 Counterparts

This Agreement may be executed in several counterparts and delivered by facsimile or other electronic transmission, each of which so executed will be deemed to be an original, and such counterparts together will constitute one and the same instrument.

8.4 Expenses of Parties

Except as otherwise provided herein, each of the Parties hereto will bear all expenses incurred by it in connection with this Agreement including, without limitation, the charges of their respective counsel and accountants.

Without limiting the generality of the foregoing:

(a) If the Share Exchange does not close by reason of the failure of CMI or Canabo to perform, then CMI and Canabo agree to reimburse P&P's and CLM's legal fees and expenses incurred in connection with the Share Exchange, such legal fees and expenses not to exceed $15,000; and

(b) If the Share Exchange does not close by reason of the failure of CLM or P&P to perform, then P&P agrees to reimburse CMI's and Canabo's legal fees and expenses incurred in connection with the Share Exchange, such legal fees and expenses not to exceed $15,000.

8.5 Announcements

No announcement with respect to this Agreement will be made by any Party hereto without the prior approval of the other Parties. The foregoing will not apply to any announcement by any Party required in order to comply with securities laws or the requirements of relevant securities exchanges.

8.6 Assignment

The rights of P&P and CLM hereunder are not assignable without the prior written consent of CMI. The rights of CMI and Canabo hereunder are not assignable without the prior written consent of P&P.

8.7 Successors and Assigns

This Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Nothing herein, express or implied, is intended to confer upon any Person, other than the Parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

8.8 Entire Agreement

This Agreement, the Non-Competition Agreement, the Escrow Agreement, and the Schedules referred to herein, constitute the entire agreement among the Parties hereto and supersede all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, with respect to the subject matter hereof, including without limitation the LOI. None of the Parties hereto will be bound or charged with any oral or written agreements, representations, warranties, statements, promises, information, arrangements or understandings not specifically set forth in this Agreement or in the Schedules, documents and instruments to be delivered on or before the Closing Date pursuant to this Agreement. The Parties hereto further acknowledge and agree that, in entering into this Agreement and in delivering the Schedules, documents and instruments to be delivered on or before the Closing Date, they have not in any way relied, and will not in any way rely, upon any oral or written agreements, representations, warranties, statements, promises, information, arrangements or understandings, express or implied, not specifically set forth in this Agreement or in such Schedules, documents or instruments.

8.9 Waiver

Any Party hereto which is entitled to the benefits of this Agreement may, and has the right to, waive any term or condition hereof at any time on or prior to the Closing Time; provided, however, that such waiver must be evidenced by written instrument duly executed on behalf of such Party. Any waiver shall extend only to the particular breach so waived and shall not limit any rights with respect to any future breach.

8.10 Amendments

No modification or amendment to this Agreement may be made unless agreed to by the Parties hereto in writing.

8.11 Further Assurances

The Parties hereto agree to do or cause to be done all acts or things necessary to implement and carry into effect the provisions and intent of this Agreement.

8.12 Severability

If any part of this Agreement is held illegal, invalid or unenforceable by a court of law, then this Agreement shall be read as if such illegal, invalid or unenforceable provision were removed.

8.13 Personal Information

This Agreement requires CMI to provide certain personal information concerning P&P to securities regulatory authorities. Such information is being collected by the regulatory authorities for the purposes of completing this transaction, which includes, without limitation, determining P&P's eligibility to exchange the CLM Shares under applicable securities legislation, preparing certificates representing the Transaction Shares, and completing filings required by any stock exchange or other securities regulatory authority. P&P's personal information may be disclosed by CMI to: (a) stock exchanges or securities regulatory authorities, (b) CMI's registrar and transfer agent, and (c) any of the other Parties involved in this

transaction. By executing this Agreement, P&P is deemed to be consenting to the foregoing collection, use and disclosure of P&P's personal information. P&P also consents to the filing of copies or originals of any of P&P's documents described in this Agreement as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.

[*Signature pages follow*]

IN WITNESS WHEREOF, the Parties hereto have duly executed this agreement under seal as of the day and year first above written.

CANABO MEDICAL CORPORATION

Per: *"John Philpott"*

John Philpott, Chief Operating Officer

CANABO MEDICAL INC.

Per: *"John Philpott"*

John Philpott, Chief Executive Officer

PEAK PULMONARY CONSULTING INC.

Per: *"Shawn Nicol"*

Shawn Nicol, Director of Business Development

CIELOMED INC.

Per: *"Shawn Nicol"*

Shawn Nicol, President

SCHEDULE "A"

P&P, CLM SHARES AND TRANSACTION SHARES

Name and Address of CLM Shareholder	Number and Class of CLM Shares Held	Percentage Allocation of Transaction Shares When Issued
Peak Pulmonary Consulting Inc. #200, 5440 45th Street Red Deer, AB, T4N 1L1	100 Class A Common Shares	100%

SCHEDULE "B"

CLM ASSETS AND LIABILITIES

Assets:

1. All cash on hand held in the bank accounts of CLM on the Closing Date at the Closing Time.
2. All accounts receivable owing to CLM on the Closing Date at the Closing Time, including all HST/GST refunds or rebates.
3. All office furniture, medical and computer equipment, including any software or software licenses, held by CLM.
4. All inventory and supplies of CLM.

Liabilities:

NIL

SCHEDULE "C"

CLM MATERIAL CONTRACTS

None

SCHEDULE "D"

ESCROW AGREEMENT

SCHEDULE "E"

NON-COMPETITION AGREEMENT